UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COOPER-STANDARD HOLDINGS INC.

(Name of issuer)

Common Stock

(Title of class of securities)

21676P103

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5562

SCHEDULE 13G

CUSIP No. 21676P103

(1)	Names of reporting persons MSDC Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,107,248[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 1,107,248[1]
(9)	Aggregate amount beneficially owned by each reporting person 1,107,248[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) PN

1

Includes (a) warrants to purchase 25,483 shares of common stock of the issuer that are exercisable within 60 days of the date of this statement and (b) 373,581 shares of common stock of the issuer that may be acquired within 60 days of the date of this statement upon conversion of shares of convertible preferred stock of the issuer.

SCHEDULE 13G

CUSIP No. 21676P103

(1)	Names of reporting persons MSD Credit Opportunity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,107,248[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 1,107,248[2]
(9)	Aggregate amount beneficially owned by each reporting person 1,107,248[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) PN

2

Includes (a) warrants to purchase 25,483 shares of common stock of the issuer that are exercisable within 60 days of the date of this statement and (b) 373,581 shares of common stock of the issuer that may be acquired within 60 days of the date of this statement upon conversion of shares of convertible preferred stock of the issuer.

Item 1.

(a)	Name of Issuer

COOPER-STANDARD HOLDINGS INC.

(b)	Address of Issuer’s Principal Executive Offices

39550 Orchard Hill Place Drive, Novi, Michigan 48375

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of MSDC Management, L.P. and MSD Credit Opportunity Master Fund, L.P. MSD Credit Opportunity Master Fund is the record and direct beneficial owner of the securities covered by this statement. MSDC Management is the investment manager of, and may be deemed to beneficially own securities owned by, MSD Credit Opportunity Master Fund. MSDC Management (GP), LLC is the general partner of, and may be deemed to beneficially own securities owned by, MSDC Management. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of MSDC Management is 645 Fifth Avenue, 21st Floor, New York, New York 10022. The address of the principal business office of MSD Credit Opportunity Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

21676P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a	)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b	)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c	)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d	)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e	)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f	)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g	)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h	)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i	)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j	)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k	)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	MSDC MANAGEMENT, L.P.

	By:	MSDC Management (GP), LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD CREDIT OPPORTUNITY MASTER FUND, L.P.

	By:	MSDC Management, L.P.
	Its:	Investment Manager

	By:	MSDC Management (GP), LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G relating to the common stock of Cooper-Standard Holdings, Inc. filed July 11, 2011 by MSDC Management, L.P. and MSD Credit Opportunity Master Fund, L.P. with the Securities and Exchange Commission)